N E W S R E L E A S E

October 7, 2004	TSX Venture Exchange: CPQ

CANPLATS REPORTS PRIVATE PLACEMENT

Vancouver, B.C. -- Canplats Resources Corporation reports that it has agreed to a non-brokered private placement of 250,000 flow-through common shares at a price of $0.40 per share for total proceeds of $100,000. No finder's fees or commissions are payable in respect of the private placement. The private placement is subject to TSX Venture Exchange approval.

The proceeds of the private placement will be used for exploration of Canplats' properties located in the Nipigon Plate district northeast of Thunder Bay, Ontario.

For further information, contact:

R.E. Gordon Davis Chairman, President and C.E.O. Direct: (604) 484-8220	Paul LaFontaine Manager, Investor Relations Direct: (604) 484-8212 N.A/ toll-free: (866) 338-0047 info@canplats.com http://www.canplats.com

To receive Canplats’ news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.